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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          LIBERTY TECHNOLOGIES, INC.
                          (Name of Subject Company)

                                  CRANE CO.
                               LTI MERGER, INC.
                                  (Bidders)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  531281103
                    (CUSIP Number of Class of Securities)

                                ---------------

                              AUGUSTUS I. DUPONT
                VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  CRANE CO.
                           100 FIRST STAMFORD PLACE
                         STAMFORD, CONNECTICUT 06902
                                (203) 363-7300
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                ---------------

                               with a copy to:
                              JANICE C. HARTMAN
                          KIRKPATRICK & LOCKHART LLP
                             1500 OLIVER BUILDING
                        PITTSBURGH, PENNSYLVANIA 15222
                                (412) 355-6500

                                ---------------

                          CALCULATION OF FILING FEE

               TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
                  $21,585,315.50                  $4,317.06

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all of the shares of Common Stock, par value $.01 per share (the "Shares") (and the associated Preferred Stock Purchase Rights (the "Rights")), of the subject company, including Shares issuable upon the exercise of options, at a price of $3.50 per Share (and Right), net to the seller in cash, without interest thereon.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, is equal to 1/50th of one percent of the aggregate value of cash offered by the bidders.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable     Filing Party:  Not applicable
Form or Registration No.:  Not applicable     Date Filed:    Not applicable
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CUSIP NO.                           14D-1                          PAGE 1 OF 2

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 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Crane Co. (E.I.N.: 131952290)
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                     (b)  [X]
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 3. SEC USE ONLY
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 4. SOURCE OF FUNDS
                                                                           WC
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 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                                        [ ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,979,705
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 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         32.9%
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 10. TYPE OF REPORTING PERSON                                       HC and CO
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CUSIP NO.                           14D-1                          PAGE 2 OF 2

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 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 LTI Merger, Inc.
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                     (b)  [X]
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 3. SEC USE ONLY
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 4. SOURCE OF FUNDS
                                                                           AF
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 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                                        [ ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania
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 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,979,705
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 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         32.9%
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 10. TYPE OF REPORTING PERSON                                              CO
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ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 555 North Lane, Lee Park, Conshohocken, Pennsylvania 19428.

   (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by LTI Merger, Inc. (the "Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, including the associated Preferred Stock Purchase Rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 6, 1997 (the "Rights Agreement"), between the Company and StockTrans, Inc., as Rights Agent, at a price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Based on publicly available information, the number of Shares to be purchased in the Offer is currently 5,013,233. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(l) is incorporated herein by reference.

   (c) The information set forth in Section 6 "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d); (f)-(g) This Statement is being filed by the Purchaser and Crane. The information set forth in the Offer to Purchase under "Introduction," in
Section 9 "Certain Information Concerning the Purchaser and Crane" and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

   (e) During the last five years, neither the Purchaser, Crane nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or Crane, any of the persons listed on Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," in Section 10 "Background of the Offer; Contacts with the Company," Section 8 "Certain Information Concerning the Company" and in Section 9 "Certain Information Concerning the Purchaser and Crane" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth under "Introduction" and in Section 12 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(d) The information set forth under "Introduction," and in Section 11 "Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights" in the Offer to Purchase is incorporated herein by reference.

   (e)-(g) The information set forth in Section 11 "Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights" and in Section 7 "Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Margin Regulations; Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

                                4
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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Crane may be deemed to beneficially own 1,979,705 Shares of the Company in the aggregate. Pursuant to the terms of the Stock Option Agreement dated August 11, 1998 between Crane and the Company (the "Stock Option Agreement"), Crane has the right to acquire, in certain limited circumstances, 997,633 newly issued Shares from the Company. The Stock Option Agreement is attached to this Schedule 14D-1 as Exhibit (c)(2) and is incorporated herein by reference. Pursuant to the terms of the Shareholder Agreements dated August 11, 1998 between Crane and certain shareholders of the Company (the "Shareholder Agreements"), Crane has the right to vote the 982,072 Shares owned by such shareholders in certain circumstances, and also the right, under certain limited circumstances, to acquire such Shares from the shareholders. The form of the Shareholder Agreements is attached hereto as Exhibit (c)(3) and is incorporated herein by reference. On a fully diluted basis (based on 5,013,233 Shares outstanding as of August 11, 1998) the 1,979,705 Shares reported as beneficially owned by Crane herein represent 32.9% of the Shares.

   (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and Crane" and in Section 11 "Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in Section 12 "Source and Amount of Funds," and
Section 11 "Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in Section 16 "Certain Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

   (a) The information set forth under "Introduction" and in Section 11 "Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights" in the Offer to Purchase is incorporated herein by reference.

   (b)-(c) The information set forth under "Introduction" and in Section 15 "Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

   (d)-(e) Not applicable.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)    Offer to Purchase, dated August 14, 1998.

   (a)(2)    Letter of Transmittal.

   (a)(3)    Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                                5
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   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)    Text of Press Release issued by Crane Co. on August 12, 1998.

   (a)(8)    Summary Advertisement published on August 14, 1998.

   (b)       Not applicable.

   (c)(1) Agreement and Plan of Merger, dated as of August 11, 1998 among Crane Co., LTI Merger, Inc. and Liberty Technologies, Inc.

   (c)(2) Stock Option Agreement, dated as of August 11, 1998, between Liberty Technologies, Inc. and Crane Co.

   (c)(3) Form of Shareholder Agreement between Crane Co. and certain shareholders of Liberty Technologies, Inc.

   (c)(4) First Amendment to Amended and Restated Rights Agreement dated August 11, 1998 between Liberty Technologies, Inc. and StockTrans, Inc., as Rights Agent.

   (d)       Not applicable.

   (e)       Not applicable.

   (f)       Not applicable.

                                6
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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1998

                                          CRANE CO.

                                          By: /s/ David S. Smith
                                              -------------------------------
                                              David S. Smith
                                              Vice President-Finance and
                                              Chief Financial
                                               Officer

                                          LTI MERGER, INC.

                                          By: /s/ David S. Smith
                                              -------------------------------
                                              David S. Smith
                                              Chief Executive Officer

                                7
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                                EXHIBIT INDEX

   EXHIBIT
   NUMBER                                                                             PAGE
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
(a)(1)      Offer to Purchase, dated August 14, 1998.
   (2)      Letter of Transmittal.
   (3)      Notice of Guaranteed Delivery.
   (4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.
   (5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
   (6)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
   (7)      Text of Press Release issued by Crane Co. on August 12, 1998.
   (8)      Summary Advertisement published on August 14, 1998.
(b)         Not applicable.
(c)(1)      Agreement and Plan of Merger, dated as of August 11, 1998 among Crane
            Co., LTI Merger, Inc. and Liberty Technologies, Inc.
   (2)      Stock Option Agreement, dated as of August 11, 1998, between Liberty
            Technologies, Inc. and Crane Co.
   (3)      Form of Shareholder Agreement between Crane Co. and certain shareholders of Liberty Technologies, Inc.
   (4)      First Amendment to Amended and Restated Rights Agreement dated August
            11, 1998 between Liberty Technologies, Inc. and StockTrans, Inc., as
            Rights Agent.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.